June 17, 2011

VIA EDGAR

Mr. Mark P. Shuman
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Katherine Wray, Attorney-Advisor (via facsimile and courier)
Steven J. Abrams, Esq., Pepper Hamilton LLP
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Registration Statement on Form S-3
Filed May 19, 2011
File No. 333-174348

Dear Mr. Shuman:

On behalf of PDI, Inc. (the “Company” or “we”), I am writing in response to the comment made by the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in its letter dated June 10, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (as amended from time to time, the “Registration Statement”).

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

General

1.
Your registration statement indicates that you are relying on General Instruction I.B.6. of Form S-3, which limits the volume of securities you may sell by requiring that the aggregate market value of securities sold by the company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sales is no more than one-third of the aggregate market value of your common equity held by non-affiliates. Your registration statement states that you may sell your securities in one or more offerings up to an aggregate offering price of $75,000,000, which amount appears to significantly exceed your public float. While you are permitted to register securities for the shelf in an amount that exceeds one-third on your public float, you may not sell more than that amount within a 12-month period in reliance on Instruction I.B.6. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretations 116.22 and 116.23, available online at http://www.sec.gov/divisions/corpfin/guidance/safeinterp.htm. In your response letter, please confirm your understanding of the volume limitation on sales by the company set forth in Instruction I.B.6., and revise your prospectus, including the prospectus cover page, accordingly.

Response:

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.  The Registration Statement has been revised to clarify this limitation; please see revisions to the cover page of the prospectus and pages 1, 9 and 13.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (phone: (862) 207-7832; facsimile: (862) 207-7899; email: jesmith@pdi-inc.com) if you have any further comments or require additional information.

Yours truly,
/s/ Jeffrey Smith
Chief Financial Officer